Exhibit 1

Rio de Janeiro, July 18, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

At.:	Fernando Soares Vieira
Superintendence of Corporate Relations
Guilherme Rocha Lopes
Manager of Company Monitoring 2

c/c

emissores@bvmf.com.br

Re: Official Letter No. 252/2016-CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 252/2016-CVM/SEP/GEA-2 (“Official Letter”), which copy is herein attached, in which Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) is requested to provide clarifications concerning the news articles published in the newspaper Valor Econômico, titled “TCU wants to know why Oi assets shrunk by R$10.5 billion (TCU quer saber por que patrimônio da Oi encolheu em R$ 10,5 bilhões)” and “Oi will have to accommodate new shareholders (Oi terá de acomodar novos sócios),” as well as the news articles published in the newspaper O Globo titled “Oi has difficulty obtaining insurance and holds ANATEL responsible (Oi tem dificuldade para contratar seguro e responsabiliza Anatel)” and “Debt of the operator may increase up to R$2 billion (Dívida da operadora pode subir até R$ 2 bilhões),” Oi explains the following.

First, Oi clarifies that the ongoing proceeding in the Audit Court (“TCU”) concerns the audit work of the National Telecommunications Agency — ANATEL, relating to regulation, control, monitoring and supervision of the assets related to the Fixed Telephone Service (STFC). It therefore concerns the Agency’s calculation process in the exercise of its legal duties, a process of which companies are not part and are not called upon to participate.

To the extent of the Company’s knowledge, in the course of the proceeding, ANATEL filed a motion for clarification of the Judgement by the TCU in December 2015 because, among other reasons, ANATEL understood that the notion of reversible assets adopted by TCU was not sufficiently clear. The Company clarifies, however, that none of the concessionaires within the Oi Companies was notified of the TCU decision. In any event, Oi believes that this decision does not constitute a new issue capable of impacting its business or securities.

Thus, Oi reiterates its clarification in response to Official Letter CVM/SEP/GEA-2/No. 426/2015 in the sense that the Company works transparently, informing ANATEL annually and on other occasions, when requested, of the list of all the assets (reversible or not) belonging to the Company. In addition, Oi reports quarterly to ANATEL any change of its telephone network equipment and, in the cases where there is no more possibility of use, the equipment that is completely substituted by the Company.

The assets are accounted for in accordance with current accounting standards, and the Company works with ANATEL to correct any inconsistencies in the list of assets, considering the significant volume of information and the degree of detail required.

Regarding the news article titled “Oi will have to accommodate new shareholders,” the Company points out that its intention to have debt restructuring process of the Oi Companies involve an exchange of part of its debt for equity in Oi is already known to the market.

Indeed, in the Material Fact dated June 17, 2016, thus far, all relevant information and documents regarding the stage of the negotiations of the restructuring of the financial debt of Oi and certain of its direct and indirect subsidiaries (the “Oi Companies”) were reported to Oi shareholders in Brazil and abroad, as well as to the market, and in the various Material Facts and Notices to the Market disclosed throughout this process.

Still on this subject, it is important to note that, in the Material Fact dated June 17, 2016, it was clear that it would not be possible to ensure the continuity or the results of negotiations between Oi and the committee of creditors led by Moelis & Company (“Creditors Committee”). In this sense, to date there has not been any decision or agreement on the terms of a proposed transaction between Oi and the Creditors Committee, although the Company continues to seek to maintain an active communication channel with its main creditors.

As to the news article titled “Oi has difficulty obtaining insurance and holds ANATEL responsible,” Oi clarifies that, in order to provide its services, the Company acquires the rights to use radiofrequencies through public auctions held by ANATEL. Such authorizations are associated with several commitments, and compliance therewith is guaranteed by performance bonds and/or letters of guarantee.

In order to comply with such commitments – within the timeframe previously established by ANATEL – the above mentioned guarantees are presented by Oi each year and the amounts of commitments already fulfilled are deducted from them. This deduction depends on action by ANATEL, which formalizes the compliance with the previous year’s obligations.

However, as stated by Oi and recognized by the Public Ministry in the State of Rio de Janeiro in an opinion favorable to the Company’s request, the delay in ANATEL’s action to formalize the deduction prevents the quantification of the amount of the new guarantee to be provided.

For this reason, Oi’s request was accepted in a decision dated July 14, 2016 by the 7th Corporate Court of the Judicial District of the State of Rio de Janeiro, responsible for the judicial reorganization proceeding, which proceeding prevents any harm to the services provided by the operator.

Regarding the news article titled “Debt of the operator may increase up to R$2 billion”, the Company clarifies that it is evaluating any invoices that have not been processed as of June 20, the date of filing of the application for the Oi Companies’ request for judicial reorganization, in order to update the complete list of creditors of the Oi Companies. However, this survey is not yet complete, so it is not possible for the Company to disclose the present value of the debt. The Oi Companies will present in due course the updated list of creditors, if any, to the 7th Corporate Court of the Judicial District of the State of Rio de Janeiro, where the judicial reorganization proceeding of the Oi Companies is in process.

Oi reiterates its commitment to keep its shareholders and the market informed about the recent events and makes itself available to the CVM for further information.

Sincerely,

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Official Letter No. 252/2016-CVM/SEP/GEA-2

Rio de Janeiro, July 15, 2016.

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425 – 8th floor- Leblon

CEP 22430-190 – Rio de Janeiro – RJ

Tel: (21) 3131-2918/ Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: emissores@bvmf.com.br

Subject: Request for Clarifications Concerning News.

Dear Sir,

1. We make reference to the news published on July 15, 2016 in the newspaper Valor Econômico, titled “TCU wants to know why Oi assets shrunk by R$10.5 billion (TCU quer saber por que patrimônio da Oi encolheu em R$ 10,5 bilhões)” and “Oi will have to accommodate new shareholders (Oi terá de acomodar novos sócios),” as well as the news published on that same date in Jornal O Globo “Oi has difficulty obtaining insurance and holds ANATEL responsible (Oi tem dificuldade para contratar seguro e responsabiliza Anatel)” and “Debt of the operator may increase up to R$2 billion (Dívida da operadora pode subir até R$ 2 bilhões),” in which the following statements are made:

TCU wants to know why Oi assets shrunk by R$10.5 billion

The Audit Court (TCU) established a deadline of 30 days from the publication of the judgment for the National Telecommunications Agency (ANATEL) to investigate the reasons for a decrease in the list of the operator Oi’s reversible assets of R$10.5 billion for the 2011-2013 period.

In addition, the authority calls on ANATEL to determine the discrepancies in the lists presented by the company in previous years.

In a document signed on Wednesday by the rapporteur Benjamin Zymler and President Aroldo Cedraz, the TCU clarified that only assets indispensable to the provision of traditional fixed telephone service

(STFC) are reversible. Finally, it accepted ANATEL’s suggested definition: “They are equipment, infrastructure, software or any other good, movable or immovable, including bulk goods, or rights of the provider, its parent, subsidiary or affiliate, essential to the continuity and timeliness of service delivery in the public regime.”

The concessionaires received the goods to the participate in the privatization of the Telebras System. The General Telecommunications Law provides that they be returned to the Union at the end of the contract terms in 2025.

TCU requirements concerning various topics involving reversible assets had already been made in December 2015. ANATEL presented its arguments, most of which were rejected by the municipality on Wednesday, resulting in the new report.

In December, the TCU reported, based on data provided by ANATEL, that the list of Oi’s reversible assets had decreased 11.7% to R$51.94 in 2013, compared to 2010. The data for 2012 was not sufficient to conduct an analysis.

“It is observed that the total value of the reversible assets in 2013 was R$105 billion, with a reduction of more than R$3 billion against the value in 2011. It is noted also that Oi was the only concessionaire that presented a reduction in the amount of reversible assets between 2010 and 2013 […],” according to the TCU.

Regarding the unamortized value of goods from 2010 to 2013 (amount invested and unamortized), the total of the concessionaires in 2013 was R$17.69 billion, 10.9% less than in 2010. Among the concessionaires, only Oi and Sercomtel experienced a decrease in that period, With Oi dropping 25.6%, reaching R$7.15 billion, and Sercomtel dropping 10.9% to R$80 million.

[…]

Oi will have to accommodate new shareholders

The negotiations among Oi and its financial creditors are affected by the entrance of new shareholders of the company’s capital. The finding – of the CEO of the operator, Marco Schroeder, is a result of the limited number of options to reach an agreement with Oi’s bondholders, which hold R$36 billion in corporate debt securities.

“What I have to offer is: what I pay for a new debt security and how much he/she will receive in shares. Not much of a miracle,” summed up the executive, in an interview with Valor PRO, Valor’s real-time information service, adding that this range of solutions may vary according to the category of creditors. According to Schroeder, the company works to also approve its judicial reorganization plan this year. The schedule established by Oi provides for the delivery of the recovery plan within 60 calendar days from June 20.

[…] The day before yesterday, reports in Portugal’s media indicated the formation of a group of creditors opposed to the plan. Advised by the American bank Houlihan Lokey, the creditors hold €1.8 billion in Oi notes. Schroeder said he has not had contact with this new group but confirmed that talks with Moelis — financial advisor to a group that already comprises 38% of the Oi bondholder debt — are continuing. “Moelis continues to grow as a group. I had a first round of talks with them after the judicial reorganization in New York,” said Schroeder. “I think Moelis will be on its own. Judging by their size, it will be difficult to create a parallel group.”

[…] Schroder denies that the company’s principal shareholders were concerned with the dilution of their shares. According to him, the agreement presented to the holders of securities issued abroad would put 70% of the company in the hands of creditors. The remaining 30% would remain with the current shareholders. The creditors’ reaction to the proposal was positive. “They [the creditors] wound up giving better debt conditions than what we had requested. [But the creditors said] ‘I don’t want just 70% of the company, I want 95%.’”

Schroeder believes that the parties will reach an agreement, with a smaller percentage than the one proposed by creditors, but the process will take time since the approval of 95% of bondholders would be needed. The debate regarding the two options – to continue negotiating with creditors or seek judicial reorganization protection – eventually resulted in the exit of then-CEO of Oi Bayard Gontijo in early June. “The malaise was: continue spending time trying the path of voluntary negotiation or immediately go the path of judicial reorganization. He (Bayard) wanted to gamble a little more by way of voluntary negotiation,” explained Schroeder.

[…] Yesterday, the judge of the 7th Corporate Court of the Court of Justice of the State of Rio de Janeiro, Fernando Viana, granted the request by the National Telecommunications Agency (ANATEL) to establish prior approval from the agency itself for the possible transfer of Oi’s corporate control and to replace members of the company’s board of directors.

“Oi has difficulty obtaining insurance and holds ANATEL responsible”

In the judicial reorganization proceeding, Oi is finding it difficult to renew its compulsory insurance that guarantees investments in mobile telephone operations in the country, which has over 48 million users. According to the document to which GLOBO had access, the delay is due to a lack of decision from the National Telecommunications Agency (ANATEL), the body that regulates the industry in the country. The main concern is that without the insurance, the company may lose the license to operate in mobile telephony.

According to the document submitted by Oi to the Court, the insurance expires next Sunday. The proceeding requires the operator to submit the renewal of the policy to the agency a few days before, which in this case would be on Tuesday.

R$104 MILLION BOND. Oi claims that there is a “failure” of ANATEL in this episode. Every year, the telecom presents its investment forecast to the agency, which, in turn, based on this information, calculates the amount of insurance. Oi then purchases the policy.

Without this renewal, Oi points out that it will be required to submit the guarantee in cash in the full amount of the policy, which totals R$104 million. In the letter sent to the Court, Oi points out that the “provision of an amount this size generates undeniable impact on its accounts.” It further states that this bond “will affect the payment of suppliers and employees, resulting in serious consequences to the very provision of telephone service.

Therefore, Oi requested that the 7th Corporate Court of Justice of Rio, which is processing the request for judicial recovery, have ANATEL waive the obligation to purchase the policy, claim that it has already been defended by the Public Minister.

But that is not the only problem. The company points out that, because it is in judicial reorganization, the insurance institutions are creating obstacles to the renewal of policies. “Indeed, obtaining credit and guarantees becomes almost impossible. For the same reasons why insurers do not renew policies, financial institutions have no interest in providing a bank guarantee. There is, therefore, no way to submit or renew any guarantee,” says the document.

— In a normal situation, the company could make this deposit in cash, but this is impossible under the current circumstances — says a source.

Oi also says in the document that there have been other guarantee applications under consideration by ANATEL for three years. Together,

these guarantees total R$680 million. “To date, the regulatory agency has not yet decided the requirements formulated in December 2013. That is, there is an evident abusive inertia on ANATEL’s part,” it concluded.

When asked, Oi did not comment. ANATEL said the questioning was presented by Oi to the judge responsible for the judicial reorganization and “will express itself on the matter at the procedurally appropriate time, if necessary.” It also pointed out that it has not yet filed lawsuits to collect the grants arising from the failure to provide guarantees.

Debt of the operator may increase up to R$2 billion

Oi’s debt, evaluated at R$ 65.4 billion in the request for judicial reorganization filed with the Court last month, will increase. According to sources, there could be an increase of close to R$2 billion to the original amount. This is because there are still invoices issued by suppliers that were not processed until June 20. As of this moment, individuals, small companies and banks totaled close to 13 million creditors.

— Oi’s debt will increase. This is because it takes a few days to issue invoices and deliver the same at the company. Therefore, there should be an adjustment to the numbers. Oi will define the definitive list of creditors by the end of July — according to an anonymous source.

One of the functions of the future judicial administrator — which has still not been chosen by the Court — will be to validate the list of creditors. When asked, Oi did not comment.

2. With respect to the above, we request your response as to the veracity of the published statements in each of the news articles above, and, if confirmed, an explanation for why these events were not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

3. The Company’s response should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation,” and “News Published in the Media” subject.

4. We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any act or material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

5. We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market, material fact occurring or related to its business as well as to ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

6. Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/76, and CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice within the period of 1 (one) business day from the date of knowledge of the content of this letter, also sent by e-mail.

Sincerely,